Exhibit 6

RECENT DEVELOPMENTS

This section provides information that supplements the information about Colombia contained in Colombia’s 2022 Annual Report, as it may be amended from time to time. To the extent the information in this section is inconsistent with the information contained in the 2022 Annual Report, as amended, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the 2022 Annual Report, as amended to date.

Republic of Colombia

Domestic Initiatives

On July 2, 2023, through Decree 1085 of 2023, a State of Economic, Social and Ecological Emergency was declared in the department of La Guajira due to low water availability as a result of drought and the El Niño phenomenon. The decree allows the Government to adopt measures and provide resources to combat the crisis. On August 29, 2023, the Attorney General’s Office issued an opinion to the Constitutional Court stating that Decree 1085 of 2023 was unconstitutional, pointing out that the situation in La Guajira can be addressed through ordinary mechanisms, without granting extraordinary powers to the Government. On October 2, 2023, the Constitutional Court of Colombia declared Decree 1085 of 2023 unconstitutional, but permitted the Government to rely on the Decree for a one-year period from July 2, 2023, due to the humanitarian crisis in La Guajira as a result of low water availability.

On October 9, 2023, the Ministry of Finance issued a favorable opinion on Bill 293 of 2023 which contemplates a pension reform (the “Pension Reform Bill”) which is in its second debate in Congress.

The Pension Reform Bill seeks to establish a new old-age protection system that addresses the challenges of coverage, equity, sufficiency and sustainability. The Pension Reform Bill is based on four main pillars (i) solidarity; (ii) semi-contributory; (iii) contributory; and (iv) semi-contributory or voluntary savings:

•

Solidarity pillar: This pillar provides for monetary transfers for women aged 60 or older and men aged 65 or older who are in conditions of extreme poverty, monetary poverty and border vulnerability and do not have any pension income. These transfers are expected to cover 2.6 million people in 2025.

•

Semi-contributory pillar: This pillar contemplates that women aged 60 or over, and men aged 65 or over who have contributed to the pension system for at least 300 weeks but less than the required number of weeks to access a pension, will receive a life annuity based on their total contributions.

•

Contributory pillar: This pillar provides for mandatory contributions to be distributed as follows: (i) contributions by members of the pension system with income between one and three minimum monthly salaries will be allocated to the Average Premium Component; and (ii) contributions by members with income greater than three minimum monthly salaries will be allocated to the Complementary Individual Savings Component.

•	Semi-contributory or voluntary savings pillar: This pillar states that all contributors will be able to make voluntary contributions to the pension system.

The Ministry of Finance opinion says that the provisions of the Pension Reform Bill would imply an increase in fiscal cost (based on net present value) to the year 2070 of 9.5% of GDP. The net fiscal impact is within the financial capabilities of the Government, is aligned with the framework of fiscal restrictions established in the Medium Term Fiscal Framework (MTFF) and the Medium Term Expenditure Framework (MTEF), and is in compliance with the fiscal rule. After the year 2070, pension system costs are projected to rise suddenly as a result of the need to meet pension obligations, creating a negative fiscal impact. Therefore, the Ministry of Finance has suggested the creation of a savings fund as part of the Contributory pillar to help the Government meet pension obligations.

As of October 10, 2023, the Congress had approved 63 of 143 articles of Bill 339-C of 2023, which seeks to adopt a healthcare system controlled by the Government, with participation of public, private and mixed health services, focused on prevention, prediction, financial management and health risk management. As of November 1, 2023, 49% of the articles of Bill 339-C of 2023 had been approved by the Congress, and the discussion of the remaining 73 articles was postponed to November 7, 2023.

Guerrilla Activity

FARC

On October 2, 2023, the Office of the High Commissioner for Peace announced that a peace dialogue between the Government and the Estado Mayor Central FARC group would begin on October 8, 2023 in Tibú, Norte de Santander.

On October 16, 2023, the Government and FARC dissidents agreed to a bilateral ceasefire, as part of peace negotiations. The temporary ceasefire is set to expire on January 15, 2024.

ELN

On July 14, 2023, the Government and the ELN agreed on the operating regulations of the National Participation Committee (Comité Nacional de la Participación) which aims to facilitate the participation of Colombian citizens in the peace process.

On September 4, 2023, Colombia’s High Commissioner for Peace published Statement No. 18, which documents the agreement reached during peace dialogues between the Government and the ELN to develop mechanisms for humanitarian treatment of political prisoners and members of the ELN in the country’s prisons or detention centers.

On November 2, 2023, the Government’s delegation to the peace dialogues with the ELN reported that the ELN was responsible for the kidnapping of soccer player Luis Díaz’s father and demanded his immediate release in order to comply with the terms of the peace process.

Criminal Activity

During the nine-month period ended September 30, 2023, 9,958 incidents of homicide were reported, a decrease of 0.6% compared to the same period in 2022, during which 10,019 incidents of homicide were reported. During the nine-month period ended September 30, 2023, 241 incidents of kidnapping were reported, a 69.7% increase compared to 142 incidents of kidnapping reported in the same period in 2022. Meanwhile, during the nine-month period ended September 30, 2023, 167 incidents of terrorism were reported, a decrease of 63.1% from 453 reported during the nine-month period ended September 30, 2022.

On October 28, 2023, a mob set fire to the Gamarra, Cesar office of the Registraduría Nacional del Estado Civil, the entity in charge of organizing elections in Colombia, causing the death of one employee.

Corruption Investigations

On May 30, 2023, the Consejo Nacional Electoral (“CNE”) announced that it had opened an investigation into President Petro’s 2022 presidential campaign. The CNE stated that the investigation is focused on alleged irregularities in the financing and financial reporting of President Petro’s 2022 campaign. The investigation is ongoing.

On June 9, 2023, the Attorney General’s office announced that it had opened its own investigation into President Petro’s 2022 presidential campaign. The Attorney General’s office stated that the investigation is focused on determining whether financial crimes were committed in relation to the campaign. Further, the Attorney General’s office stated that it is investigating whether crimes related to illegal funds and the exceeding of financing limits were committed. On October 2, 2023, the Attorney General’s office announced that it had referred its criminal probe into alleged criminal activity by President Petro’s 2022 presidential campaign to the Accusation Committee (Comisión de Acusaciones) of the Chamber of Representatives, the Supreme Court and the CNE for further investigation. The investigation remains ongoing.

On August 4, 2023, the Attorney General’s Office charged Nicolás Petro Burgos, son of President Gustavo Petro, with the crimes of illicit enrichment and money laundering. It was reported that during questioning, Mr. Petro Burgos provided information regarding certain financing received by President Petro’s presidential campaign, which had not been reported to electoral authorities and which would have exceeded the limits allowed by law. On September 25, 2023, the Attorney General’s Office announced that it had filed an escrito de acusacion (or indictment) with the Criminal Circuit Courts of Barranquilla against Mr. Petro Burgos for the crimes of illicit enrichment and money laundering. On September 25, 2023, a Second Specialized Judge was appointed to conduct the proceedings. The arraignment hearing has been scheduled for November 20, 2023. No trial date has yet been set.

On September 12, 2023, the Prosecutor’s Office charged Édgar Chacón Hartmann, former property manager at the Vice Presidency of Planning, Risks and Environment of the National Infrastructure Agency (“ANI”), with allegedly failing to comply with legal requirements in the execution of contracts that would have benefited the concessionaire of which Odebrecht was a part.

On September 16, 2023, the Prosecutor’s Office charged seven former ANI officials for their alleged responsibility in contractual irregularities in the Odebrecht case in connection with the Ruta del Sol II highway concession.

On September 18, 2023, the Prosecutor’s Office charged five former ANI officials for allegedly unlawfully benefiting the Ruta del Sol II concessionaire.

On September 19, 2023, the Prosecutor’s Office charged eleven former ANI officials for allegedly unlawfully favoring a concessionaire which included the construction company Odebrecht between 2014 and 2016.

On September 25, 2023, the Prosecutor’s Office reported an investigation into possible acts of corruption by the Mayor’s Office of Bogotá in the contracting with Metro de Bogotá.

On October 5, 2023, the Prosecutor’s Office charged five members of the Midas S.A.S company, including Gabriel Alberto Giraldo Escudero, former mayor of Gamarra, Cesar, and his brother Jaime Helí Giraldo Escudero, for allegedly signing false contracts to facilitate the payment of bribes from Odebrecht.

On October 6, 2023, the Prosecutor’s Office filed an indictment against the former Minister of Transportation, Cecilia Álvarez, for allegedly taking actions that allowed the execution of two irregular modifications to the Ruta del Sol II contract.

On October 9, 2023, the Prosecutor’s Office charged three former ANI officials for their alleged responsibility for irregular amendments to the Ruta del Sol II contract. On October 14, 2023, the Public Ministry disqualified Luis Fernando Andrade, the former President of the ANI, from holding public office for 15 years. The disqualification arose out of a corruption investigation by the Public Ministry. Mr. Andrade was found to have illegally benefitted third parties in relation to the Ruta del Sol construction project. Mr. Andrade has the right to appeal this decision.

On November 1, 2023, the Prosecutor’s Office filed an indictment against former presidential candidate Óscar Iván Zuluaga Escobar and his campaign manager, David Zuluaga Martínez, for concealing the contributions that Odebrecht made to cover the campaign’s advertising expenses during the 2014 elections. The indictment alleges that the contributions violated article 109 of the Political Constitution, which prohibits political parties from receiving resources from foreign natural or legal persons for electoral campaigns.

Foreign Affairs

Following the October 7, 2023 Hamas terrorist attack in Israel, President Gustavo Petro made statements regarding the conflict in the Middle East. On October 15, 2023, the Minister of Foreign Affairs of Israel summoned Colombia’s Ambassador to Israel to deliver a reprimand concerning President Petro’s statements. Israel has suspended exports of security and defense equipment to Colombia.

Imports from Israel accounted for 0.2% of total imports to Colombia (including both the private and public sector) in each of the years 2018 through 2022. For the eight-month period ended August 31, 2023, total imports from Israel accounted for 0.1% of total imports.

Exports to Israel accounted for between 1% and 2% of total exports from Colombia (including both the private and public sector) in each of the years 2018 through 2022. For the eight-month period ended August 31, 2023, total exports to Israel accounted for 1% of total exports.

On October 31, 2023, the Government expressed its concerns with the military actions by Israel defense forces in areas densely populated by civilians in Gaza and reiterated the importance of respecting international humanitarian law. President Petro has called back the Colombian ambassador to Israel for consultations.

Government and Political Parties

On October 29, 2023, regional elections were held in Colombia. Voters in the country’s largest cities elected the following new mayors: Carlos Fernando Galán (49.02% of votes) in Bogotá, Federico Andres Gutierrez (73.36% of votes) in Medellín, Alvaro Alejandro Eder (40.39% of votes) in Cali and Alejandro Char (73.24% of votes) in Barranquilla.

Economy

Environmental

On July 27, 2021, Colombia adopted a sovereign green bond framework (the “Original Framework”) through Resolution No. 1687 of July 2021. On August 5, 2022, Colombia updated the Original Framework through Resolution No. 2063 of August 2022 to advance with its sustainable financing strategy (as updated, the “Framework”). The green component was modified in line with the Green Taxonomy of Colombia, and a social component was added. Thus, this amended Framework will guide the issuance of Colombia’s sovereign green, social, and/or sustainable bonds through the establishment of pre- and post-issuance procedures. See “Economy—Environmental—Sovereign Green, Social and Sustainable Bond Framework” in Colombia’s 2022 Annual Report for more information about the Framework.

Under Colombia’s Framework, the eligible social expenditures to be included in the portfolio and disclosed to investors in annual reports may include: (i) recent expenditures, that is, expenditures included in the National Budget of the fiscal year prior to the issuance of the social bond, provided that these expenditures have been duly committed; (ii) current year expenditures of the National Budget, that is, during the year the social bond is issued; and (iii) future expenditures to be made in the fiscal year following issuance of the social bond.

Employment and Labor

The following table presents national monthly average rates of unemployment from January 2018 through September 2023, according to the methodology adopted by DANE:

National Monthly Unemployment Rates

	2018	2019	2020	2021	2022	2023
January	12.1%	13.1%	13.5%	17.6%	14.6%	13.7%
February	11.2	12.1	12.8	15.6	12.9	11.4
March	9.8	11.2	13.2	14.7	12.1	10.0
April	9.7	10.7	20.5	15.5	11.2	10.7
May	10.0	11.0	22.0	15.2	10.6	10.5
June	9.3	9.7	20.4	14.6	11.3	9.3
July	10.0	11.3	20.9	13.1	11.0	9.6
August	9.4	11.2	17.4	12.9	10.6	9.3
September	9.7	10.8	16.3	12.0	10.7	9.3
October	9.4	10.1	15.3	12.0	9.7
November	9.0	9.6	13.9	11.5	9.5
December	10.0	9.9	13.9	11.1	10.3

(1)	Unemployment rate is defined as the unemployed population divided by the labor force.

Source: DANE.

The following table presents the distribution of national employment by sector of the economy for the periods indicated:

National Quarterly Employment Rates by Sector

	2023
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	14.6%	14.6%	14.1%
Mining and quarrying	1.0%	1.2%	1.0%
Manufacturing	10.6%	10.6%	10.7%
Electricity, gas and water supply	1.4%	1.4%	1.4%
Construction	6.8%	6.8%	7.0%
Retail, hotels and restaurants	25.4%	24.8%	24.4%
Transport, storage and communications	9.3%	9.5%	0.0%
Financial intermediation	1.7%	1.9%	1.9%
Real estate, renting and business activities	9.3%	8.9%	9.2%
Community, social and personal services	20.0%	20.5%	20.8%
Total	100.0%	100.0%	100.0%

Source: DANE. Calculations: Ministry of Finance.

Foreign Trade and Balance of Payments

Balance of Payments

In recent years, Colombia has registered deficits in the primary income of the current account because inflows from its foreign assets have not been sufficient to offset the interest payable on its foreign liabilities. According to preliminary figures, in the second quarter of 2023, Colombia registered a deficit in the primary income of the current account of $3,401 million. However, in the second quarter of 2023, the secondary income category registered inflows of $3,017 million. In the second quarter of 2023, the services category registered a deficit of $427 million, an improvement compared to the same period of 2022.

According to preliminary figures, in the second quarter of 2023, Colombia registered a current account deficit of $2,524 million, 49% less than the deficit in the same period of 2022. According to preliminary figures, total foreign investment registered a deficit of $5,489 million in the second quarter of 2023, compared to a deficit of $3,734 million in the same period of 2022.

Geographic Distribution of Trade

The following tables show the destination and origin, respectively, of Colombia’s exports and imports for the periods indicated.

Merchandise Exports to Major Trading Partners

	2018	2019(1)	2020(1)	2021(1)	2022(1)	January- August 2023

	(percentage of total exports)
United States	25.5	29.2	28.7	26.5	26.1	26.6
Venezuela	0.8	0.5	0.6	0.8	1.1	0.0
China	10.0	11.6	8.9	8.8	3.8	4.8
Netherlands	2.5	3.1	2.3	2.4	4.7	4.3
Ecuador	4.4	4.9	4.7	4.2	3.3	3.8
Panama	7.0	6.0	4.6	5.8	10.3	8.5
Spain	2.8	1.3	1.6	1.7	2.6	2.7
Chile	2.8	2.5	2.5	2.6	2.8	2.3
Peru	2.8	2.9	2.8	2.6	1.9	2.3
Brazil	3.7	3.7	4.1	5.0	4.1	3.8
India	1.3	0.9	2.6	5.4	4.0	4.2
United Kingdom	1.0	1.2	1.2	1.1	1.1	1.0
Switzerland	0.8	0.4	0.4	0.4	0.2	0.1
Others	34.5	31.9	35.0	32.7	34.0	35.6

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

(1)	Preliminary.

Sources: DANE and National Directorate of Customs and Taxes.

Merchandise Imports by Major Trading Partners(1)

	2018	2019	2020(2)	2021(2)	2022(2)	January- August 2023

	(percentage of total imports)
United States	25.2	25.1	24.1	23.6	25.1	25.0
Mexico	7.8	7.5	6.9	6.5	5.6	5.0
China	20.6	20.8	23.8	23.1	23.2	21.2
Panama	0.1	0.1	0.1	0.1	0.1	0.0
Switzerland	0.9	0.9	0.9	0.7	0.5	0.7
South Korea	1.6	1.3	1.5	1.5	1.3	1.4
Germany	4.3	4.2	3.8	3.5	3.1	3.8
Brazil	5.5	6.0	5.7	5.7	7.0	7.0
Chile	1.4	1.2	1.4	1.2	1.3	1.2
Japan	2.5	2.3	2.0	2.1	1.8	2.3
Spain	1.9	1.9	1.8	2.1	1.8	2.2
Uruguay	0.1	0.1	0.2	0.1	0.1	0.2
Ecuador	1.6	1.6	1.9	1.4	1.3	1.3
Others	26.4	26.9	26.0	28.2	27.8	28.7

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

(1)	Correspond to country of purchase.
(2)	Preliminary
(3)	Annual variation according to dollar amounts (FOB).

Sources: DANE and National Directorate of Customs and Taxes.

During the eight-month period ended August 31, 2023, Colombia’s three major import partners (FOB) were the United States, China and Brazil, representing 25.0%, 21.2% and 7.0% of Colombia’s total imports during such period, respectively.

During the eight-month period ended August 31, 2023, Colombia’s three major export partners (FOB) were the United States, Panama and China, representing 26.6%, 8.5% and 4.8% of Colombia’s total exports during such period, respectively.

Monetary System

Interest Rates and Inflation

As of November 2, 2023, Banco de la República’s discount rate remains at 13.25%.

The 12-month change in Consumer Price Index (“CPI”) as of September 30, 2023 was 11.0%.

As of September 30, 2023, the year-over-year Producer Price Index (“PPI”) decreased by an estimated 1.4%, mainly due to decrease in prices of mining (22.9%).

As of November 5, 2023, the Fixed Term Deposit rate (“DTF”) was 13.4%.

The following table shows changes in the CPI and the PPI and average 90-day deposit rates for the periods indicated.

Inflation and Interest Rates

Period	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-Term Reference Rate (DTF)(2)
2023
January	13.3	16.2	13.9
February	13.3	13.1	14.4
March	13.3	7.1	13.3
April	12.8	3.7	12.5
May	12.4	(1.9)	12.6
June	12.1	(3.3)	13.0
July	11.8	(6.4)	13.6
August	11.4	(3.0)	13.7
September	11.0	(1.4)	13.1

(1)	Percentage change over the previous 12 months at the end of each month indicated.
(2)	Average for each indicated month in 2023, year-on-year of the DTF, as calculated by the Financial Superintendency.

Sources: DANE and Banco de la República.

Foreign Exchange Rates and International Reserves

Exchange Rates

The following table shows the average and end-of-period peso/dollar exchange rates and the real exchange rate index for the dates and periods indicated.

Exchange Rates

Year	Average(1)	End-of- period	Real Exchange Rate Index(2)(3) Average

	(pesos per U.S. dollar)		(Avg. 2010=100)
2023
January	4,707.98	4,632.20	151.22
February	4,796.64	4,808.14	151.17
March	4,760.96	4,627.27	148.39
April	4,526.03	4,669.00	142.52
May	4,543.44	4,408.65	141.79
June	4,213.53	4,191.28	132.09
July	4,061.53	3,923.49	129.13
August	4,066.87	4,085.33	126.84
September	4,005.67	4,053.76	123.94
October	4,210.79	4,060.83

(1)	Representative market rate as calculated by the Financial Superintendency.
(2)

Colombian Peso Real Exchange Rate Index “1”: Based on the producer price index for non-traditional goods in global trade. The real exchange rate index is calculated by adjusting the nominal exchange rate by the producer price index of Colombia’s trading partners and the domestic producer price index. Yearly data corresponds to December of each year. From May 2015, the Real Exchange Rate Index base is 2010. Producer price index figures used in calculating Colombian Peso Real Exchange Rate Index for 2015 use the new methodology described above.

(3)	The Real Exchange Rate Index figures for 2023 are preliminary.

Source: Superintendencia Financiera, Banco de la República.

International Reserves

As of September 30, 2023, gross international reserves increased by $1,255.5 million to $57,595.4 million, compared to September 30, 2022.

As of October 10, 2023, the General Directorate of Public Credit and National Treasury had no current position in swaps and forward contracts over foreign exchange.

Public Sector Finance

General

In October 2023, the Government did not adjust the prices of liquid fuels. See “Public Sector Finance-General” for more information about Government adjustments to the prices of liquid fuels.

Public Sector Accounts

During the eight-month period ended August 31, 2023, the Central Government deficit was 1.1% of GDP (compared to a deficit of 3.4% of GDP for the same period of 2022), revenues totaled Ps. 206,510 billion and expenditures totaled Ps. 224,438 billion.

2024 Budget

On October 18, 2023, Congress approved the General Budget of the Nation for 2024 (the “2024 Budget”) which included total fiscal expenses of the Government amounting to Ps. 502.6 trillion or 29.6% of GDP. The 2024 Budget is 18.9% higher than the 2023 Budget (Ps. 422.8 trillion). The 2024 Budget is distributed as follows: operational costs Ps. 308.2 trillion (18.0% of GDP); debt service Ps. 94.5 trillion (5.6% of GDP); and investment Ps. 99.9 trillion (5.9% of GDP). The bill is pending presidential signature. The fiscal deficit for 2024 is projected to be 4.4% of GDP.

On September 13, 2023, the joint Senate and Chamber Economic Commissions approved the draft 2024 Budget in the first debate, without additions.

Public Sector Debt

As of September 30, 2023, Central Government gross debt totaled Ps. 862,068 billion, equivalent to 53.7% of GDP, of which internal debt totaled Ps. 549,730 billion (34.2% of GDP) and external debt totaled Ps. 312,338 billion (19.5% of GDP). In the second quarter of 2023, net debt of the Central Government totaled Ps. 816,254 billion, equivalent to 52.7% of GDP, of which internal debt totaled Ps. 501,947 billion (31.0% of GDP) and external debt totaled Ps. 314,308 billion (21.7% of GDP).

Public Sector Internal Debt

As of September 30, 2023, the Central Government’s total direct internal funded debt (with an original maturity of more than one year) was Ps. 556.7 trillion, compared to Ps. 496.0 trillion as of September 30, 2022.

The following table shows the direct internal funded debt of the Central Government as of September 30, 2023, by type:

Central Government: Internal Public Funded Debt—Direct Funded Debt

(In millions of Ps.)

	As of September 30, 2022	As of September 30, 2023

	(In million COP)	(In million COP)
Treasury Bonds	Ps.434,646,798	Ps.482,164,951
Treasury Bonds (short term)	11,405,069	9,659,499
Pension Bonds	6,300,297	5,585,546
Peace Bonds	771	761
Constant Value Bonds	1,027,234	1,397,149
Others(1)	1,930,028	1,888,323
Security Bonds	1	0
Treasury notes	30,923,407	46,274,902
Solidarity notes	9,741,703	9,741,703

Total	495,975,308	556,712,835

Total may differ due to rounding.

(1)	Includes other assumed debt.

Source: Deputy Directorate of Risk—Ministry of Finance.

Public Sector External Debt

The following tables show the total external funded debt of the public sector (with an original maturity of more than one year) by type and by creditor:

Public Sector External Funded Debt by Type(1)

	As of September 30, 2022		As of September 30, 2023

	(In millions of U.S. dollars)
Central Government	U.S. $	73,359	U.S. $	77,046
Public Entities(2)
Guaranteed		1,436		1,401
Non-Guaranteed		24,119		26,441

Total External Funded Debt	U.S. $	98,914	U.S. $	104,888

(1)

Provisional; subject to revision. Includes debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of September 30, 2022, and September 30, 2023, respectively.

(2)	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities.

Source: Debt Database—Ministry of Finance.

Public Sector External Funded Debt by Creditor(1)

	As of September 30, 2022		As of September 30, 2023

	(In millions of U.S. dollars)
Multilaterals	U.S. $	33,504	U.S. $	35,500
IDB		11,546		11,288
World Bank		13,665		15,720
Others		8,293		8,492
Commercial Banks		5,870		6,723
Export Credit Institutions		2,648		2,365
Bonds		51,739		55,058
Foreign Governments		5,153		5,241
Suppliers		0		0

Total	U.S. $	98,914	U.S. $	104,888

Total may differ due to rounding.

(1)

Provisional; subject to revision. Debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of September 30, 2022, and September 30, 2023, respectively.

Source: Debt Registry Office Ministry of Finance.

Tables and Supplementary Information

Internal Public Debt

Guaranteed Debt (1)

Principal Amount Outstanding as of September 30, 2023
(In thousands of U.S. dollars)
District of Bogota	$29,570
C.A.R.	$42,302
Empopasto S.A. E.S.P.	$12,626
ESP Gecelca S.A. E.S.P.	$61,671
Public Companies of Medellín (EPM)	$196,501
ICETEX	$244,278
Total	$586,949

1:	Medium- and long-term indebtedness. As of September 30, 2023, the Republic had no outstanding guarantees of floating public sector internal debt.

Principal amount outstanding on September 30, 2023, was converted to U.S. dollars at the corresponding exchange rate on September 30, 2023. COP/USD = Ps. 4,053.76

Source: Ministry of Finance.